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www.dechert.com

JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com

+1 212 641 5669 Direct

+1 212 698 3599 Fax

January 28, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christina DiAngelo Fettig

Re: DBX ETF Trust (the “Trust”)
(File Nos. 333-170122 and 811-22487)

Dear Ms. Fettig:

Thank you for your telephonic comments regarding certain filings made by the Trust with respect to the Trust and its separate series (each, a “Fund”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.	In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

	Response 1.	The “Tandy” representations are set forth at the end of this letter.

Comment 2.

Please confirm that the series and class information for the db-X Ultra Short Duration Fund, db-X Managed Municipal Bond Fund, db X-trackers CROCI Large Cap US Equity Index and db X-trackers CROCI Developed Markets ex-US Equity Fund are accurate. Please consider whether appropriate filings should be made with withdraw these registration statements and deactivate the series/classes.

	Response 2.	The Trust does not anticipate these Funds to commence operations. As such, the Trust will consider the appropriate filings to withdraw the registration statements and deactivate the series/classes.

Comment 3.

To satisfy the Trust’s reporting obligations pursuant to Form N-PX, the Trust made two filings on August 14, 2015. In the future, please include a cover letter indicating the purpose behind submitting two separate filings and ensure that each such filing is executed.

	Response 3.	The Trust will address this comment accordingly in future filings.

Comment 4.

The Form N-17F-2 filings made by the Trust on February 18, 2015 cover examinations for periods from 2011-2014. Accordingly, those filings were not filed promptly. Please ensure that subsequent filings are made promptly. In addition, please confirm (a) when the fieldwork for each exam covered in the filings occurred, and (b) whether any of the recent examinations for the fiscal year ended May 31, 2015 have occurred (and if so, when the N-17f-2 filings will occur).

Response 4.

The Trust confirms that subsequent N-17F-2 filings will be made promptly. With respect to the fiscal year ended May 31, 2015, the recent examinations occurred on November 30, 2014, March 31, 2015 and May 31, 2015 for Deutsche X-trackers MSCI Asia Pacific ex Japan Hedged Equity ETF, Deutsche X-trackers MSCI All World ex US Hedged Equity ETF and Deutsche X-trackers MSCI Emerging Markets Hedged Equity ETF. The Form N-17F-2 filings with respect to the examinations were made on October 21, 2015.

N-CSR

Comment 5.

In future filings, please include a description of the services performed for such fees per Item 4(e)(2) of Form N-CSR and the corresponding instructions in Regulation S-X, Rule 2-01(c)(7)(i)(C); if all services were pre-approved, please indicate “None” for Item 4(e)(2).

	Response 5.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

Comment 6.

Certain funds do not appear to include a broad-based index in the “Growth of an assumed $10,000 investment” chart: Deutsche X-trackers High Yield Corporate Bond - Interest Rate Hedged ETF, Deutsche X-trackers Investment Grade Bond - Interest Rate Hedged ETF, Deutsche X-trackers Municipal Infrastructure Revenue Bond ETF, Deutsche X-trackers Solactive Investment Grade Subordinated Debt ETF, Deutsche X-trackers Harvest CSI 300 China A-Shares ETF, Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF, Deutsche X-trackers MSCI All China Equity ETF, Deutsche X-trackers Regulated Utilities ETF and Deutsche X-trackers S&P Hedged Global Infrastructure ETF. Please ensure that the chart complies with the requirements of Item 27(b)(7)(ii)(A) of Form N-1A to include for comparison returns of a broad-based securities market index.

Response 6.

The Trust will address this comment and the disclosure will be revised accordingly, to the extent necessary, in future filings. We note that the Deutsche X-trackers Solactive Investment Grade Subordinated Debt ETF and Deutsche X-trackers Regulated Utilities ETF were liquidated as of September 21, 2015; accordingly, there will be no subsequent filings for these Funds.

Comment 7.	Certain Funds may invest in preferred stocks. In future filings, please disclose the rate associated with such preferred stocks (if available) in the “Schedule of Investments” section.

Response 7.

The Funds will disclose annual dividend rates for U.S. preferred stocks. Because certain foreign preferred stocks do not pay a level periodic dividend rate, a dividend rate for foreign preferred stocks is not disclosed in the investment portfolio.

Comment 8.

The “Schedule of Investments” for the Deutsche X-trackers MSCI Eurozone Hedged Equity ETF indicates investments in short-term money market funds. If the money market fund has more than one class of shares, please disclose the specific class of shares held by the Fund.

Response 8.

Currently, the money market funds in which the Fund has invested only have one class of shares. To the extent a Fund invests in the future in a money market fund with more than one class of shares, the Trust will specify the class of shares held by the Fund.

Comment 9.

The notes to the “Schedule of Investments” for certain Funds refer to investments in Rule 144A securities and stapled securities. Please consider disclosing whether these securities are considered liquid.

	Response 9.	The Trust respectfully submits that it believes the current disclosure is sufficient.

Comment 10.	With respect to the Deutsche X-trackers Solactive Investment Grade Subordinated Debt ETF, the “Schedule of Investments” includes variable rate coupons. Please describe the terms of the securities.

Response 10.

This Fund was liquidated as of September 21, 2015; accordingly, there will be no subsequent filings for this Fund. However, the Trust will address this comment and the disclosure will be revised accordingly in future filings for other Funds, if applicable.

Comment 11.

The “Statement of Operations” for the Deutsche X-trackers MSCI Eurozone Hedged Equity ETF includes “Other expenses” amounts. Please supplementally explain what those other expenses consisted of and why they were outside of the unitary fee.

Response 11.

Those “Other expenses” represented an excise tax amount payable by the Fund, which is excluded from the unitary fee. This excise tax was payable because the Fund would otherwise have been required to make a dividend distribution mere days after its commencement of operations, and the Adviser determined it was in the best interests of the Fund to pay this excise tax rather than making the distribution.

Comment 12.	In the “Statement of Operations” for each Fund, please separately disclose gains and losses from investment securities of affiliated issuers, per the requirements of Regulation S-X, Article 6-07(7).

	Response 12.	The Trust will address this comment and the disclosure will be revised accordingly in future filings to the extent applicable.

Comment 13.

The “Schedule of Investments” section for the Deutsche X-trackers Harvest CSI 300 China A-Shares ETF states that an issuer may be disclosed twice if its stock is traded on different exchanges. Please explain supplementally whether such a dual listing could cause the issuer’s stock to be valued differently based on its trading prices on different exchanges.

Response 13.

To clarify, the Fund may trade China A-shares both directly through the mainland China stock exchanges and through the Shanghai-Hong Kong Connect (“SHHC”) program. The SHHC program allows stocks listed in mainland China to be traded in Hong Kong, and those stocks trade at the same price as they would if traded through the mainland China stock exchanges (though there may be some cost differences in connection with the respective clearing and settlement). Accordingly, these alternative trading arrangements do not typically result in valuation differences for the same stock.

Comment 14.	In the “Notes to Financials—Investment Advisory and Other Agreements” section, please disclose that acquired fund fees and expenses are excluded from the unitary fee.

	Response 14.	The Trust will address this comment and the disclosure will be revised accordingly in future filings to the extent applicable.

Comment 15.	In the “Notes to Financials—Securities Lending” section, please consider disclosing the fee split between the lending agent and the Adviser, even though the lending agent is not an affiliate.

	Response 15.	The Trust respectfully submits that it believes the current disclosure is sufficient.

Comment 16.

The “Notes to Financials—Derivatives” disclosure mentions the Funds’ enforceable master netting agreements. Pursuant to FASB Accounting Standards Codification 210-20-50-5, please add narrative disclosure to this footnote describing, e.g., the rights of the setoff.

	Response 16.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

Comment 17.

In the “Notes to Financials—Line of Credit” section, please disclose the average dollar amount of borrowings and average interest rate paid on such borrowings, pursuant to Regulation S-X, Rule 6-07(3). Also, please consider disclosing the counterparties to the credit facility.

Response 17.

The Trust will address this comment and disclosure regarding the average dollar amount of borrowings and average interest rate paid on such borrowings will be revised accordingly in future filings. However, we do not believe it is necessary or appropriate to disclose the counterparties to the credit facility.

Comment 18.

Please disclose the term of office for each Trustee and officer, as required by Form N-1A, Item 27(b)(5). If each Trustee or officer serves an indefinite term, please disclose that the term is indefinite.

	Response 18.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

Comment 19.

In the disclosure of “Board considerations in approval of advisory and sub-advisory contracts” regarding consideration of tracking error, please also add disclosure regarding the Board’s consideration of each Fund’s overall performance, if the Board considered that factor.

Response 19.

The Trust respectfully submits that it believes the current disclosure is complete. When considering performance of an index-based ETF, whose investment objective is to track its underlying index, the relevant performance consideration for a board is the ETF’s performance as compared to its index (i.e., tracking error) rather than overall performance in isolation.

Comment 20.

With respect to the Deutsche X-trackers MSCI Eurozone Hedged Equity ETF, please consider revising the “Board considerations in approval of advisory and sub-advisory contracts” disclosure in future filings to reflect that some costs of the Fund are excluded from the unitary fee.

	Response 20.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

Comment 21.

Under “Additional information—Proxy Voting Policies and Procedures,” please revise the disclosure to state that the proxy voting results will be disclosed on the Funds’ website for the period ended June 30, 2015.

	Response 21.	The Trust will address this comment and the disclosure will be revised accordingly in future filings.

Comment 22.

Please confirm that the information included on the Funds’ website complies with the requirements of Form N-1A, Item 11(g), which requires the Funds’ to provide premium/discount information for (a) the most recently completed calendar year, and (b) the most recently completed calendar quarters since that year (or the life of the Fund, if shorter). In addition, please add the disclosure required by Instructions 3 and 4 to Item 11(g) of Form N-1A.

	Response 22.	The Funds’ website will be updated accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

• the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•    the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

• the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Very truly yours,

/s/ Jeremy Senderowicz
Jeremy Senderowicz